ARCADIA SECURITIES, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2023
Estimated average burden hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50764

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arcadia Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1370 Avenue of the Americas, 29th floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Kikis 212-234-4100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower LLC
(Name – *if individual, state last, first, middle name*)

517 Route One	Iselin	NJ	08830
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Thomas Kikis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arcadia Securities, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Thomas P. Kikis
Signature

Pres.
Title

2-9-2021
Notary Public

BASIL CHRISTAKOS
Notary Public, State of New York
No. 01CH5036184
Qualified in New York County
Commission Expires November 21, ~~19~~ 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARCADIA SECURITIES, LLC
(A Limited Liability Company)

DECEMBER 31, 2020
TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Arcadia Securities, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of **Arcadia Securities, LLC** (the "Company") as of December 31, 2020 and the related notes (collectively referred to as the "Financial Statement"). In our opinion, the Financial Statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This Financial Statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2017.

Berkower LLC

Berkower LLC

Iselin, New Jersey
March 15, 2021

ARCADIA SECURITIES, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS

Cash and cash equivalents	$ 967,153
Securities owned, at fair value	1,554,356
Deposit with clearing broker	100,000
Receivable from clearing broker	65,673
Right of Use Asset	276,748
Investment banking fee receivable	653,300
Prepaid expenses	40,988
Total assets	$ 3,658,218

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 95,941
Commissions payable	612,670
Payable to employees	7,400
Operating lease liability	276,748
Total liabilities	992,759
Commitments and contingencies	
Members' equity	2,665,459
Total liabilities and members' equity	$ 3,658,218

See notes to the financial statement

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Arcadia Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages in a single line of business as a securities broker-dealer which comprises several classes of services, including principal transactions, agency transactions, investment banking, sales of private placement interests and other consulting services.

The Company has an agreement with its clearing broker to clear securities transactions, carry customer accounts on a fully-disclosed basis and perform record keeping functions and accordingly, operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii).

Management of the Company has evaluated events and transactions that may have occurred since December 31, 2020 and determined that there are no material events that would require disclosures in the Company's financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Cash Equivalents

Cash equivalents include short-term, highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less. The Company considers its investment in a money market fund to be cash equivalents.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash which at times may be in excess of the FDIC insurance limit.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Revenue Recognition

In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") revenues from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

The Company's revenues from contracts with customers are recognized when the performance obligations are satisfied at an amount that reflects the consideration expected to be received in exchange for such services. The majority of the Company's performance obligations are satisfied at a point in time and are typically collected at closing of the transaction.

Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Investment Banking and Fee Income

Investment banking and fee income includes fees earned from providing merger-and-acquisition, financial restructuring advisory services, and private placements. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. The Company's investment banking operations are conducted through its division Brookline Capital Markets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Securities Owned

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Securities are recorded at fair value.

Furniture and Equipment

Furniture and equipment are stated at cost less accumulated depreciation and amortization. Depreciation on furniture and equipment is computed on a straight-line basis over the estimated useful lives (5-6 years) of the related assets.

Fair Value - Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments are not applied to Level 1 investments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these investments does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Fair Value - Definition and Hierarchy *(continued)*

Fair value is a market-based measure, based on assumptions of prices and inputs considered from the perspective of a market participant that are current as of the measurement date, rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date.

The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed.

Securities Owned, at Fair Value

The Company's investments in securities are principally categorized in Level 1 of the fair value hierarchy. Level 1 securities are actively traded in national markets; and valued at the period-end last sales price. See Note 3.

Income Taxes and Deferred Taxes

The Company files its tax return as a partnership, consequently net income or loss, in general, is apportioned to the Members and reported in their personal income tax returns. Since the Company operates in New York City, the Company provides for and is subject to the New York City Unincorporated Business tax on its income. Generally, the Company is subject to income tax examinations by major taxing authorities during the three-year period prior to the period covered by these financial statements.

Deferred income taxes are provided for temporary differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences arise. The differences are primarily due to the use of the cash method of accounting for income tax reporting. No provision has been made for deferred taxes or for such differences due to insignificance.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Income Taxes and Deferred Taxes (continued)

In accordance with GAAP, the Company's management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the relevant taxing authorities. Based on its analysis, the Company's management has determined it has not incurred any liability for unrecognized tax benefits as of December 31, 2020. The Company does not expect that its assessment regarding unrecognized tax benefits will materially change over the next twelve months. However, the Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S. federal and U.S. state tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax fees payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2020.

Deposit with Clearing Broker

The Company, per the terms of its clearing agreement, is required to maintain a security deposit with its clearing broker. Such deposit amounts are refundable to the Company upon termination of the agreement. As of December 31, 2020, this amount was $100,000.

Receivable from Clearing Broker

The Company clears all security transactions through its clearing broker. Amounts earned are reconciled monthly and paid in the subsequent month. As a result, the Company considers the amounts due from its clearing broker to be fully collectible, and accordingly, no allowance has been established as of December 31, 2020. As of December 31, 2020, the amount due from the broker was $1,790.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

    Leases
    The Company adopted ASC 842, Leases as of January 1, 2019. This standard includes a lease accounting model that recognizes two types of leases – finance leases and operating leases. The standard requires that a lessee recognize on the statement of financial condition relating to leases with terms of more than twelve months. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a finance or operating lease.

    Right of use assets ("ROU") represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide implicit rate, we use our incremental borrowing rate based on the information available a commencement date in determining the present value of the lease payments. We use the implicit rate when readily determinable. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. See Note 7 for further details regarding the Company's leases.

3. **FAIR VALUE MEASUREMENTS**

    The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1. The following table presents information about the Company's assets measured at fair value as of December 31, 2020:

Assets	Level 1	Level 2	Level 3	Total
Equities	$ 406,385	$ -	$ -	$ 406,385
Fixed Income	211,313			211,313
Money Market Funds	936,658			936,658
	$ 1,554,356	$ -	$ -	$ 1,554,356

    The Company did not have any level 2 or 3 assets at December 31, 2020.

4. FURNITURE AND EQUIPMENT

At December 31, 2020, the furniture and equipment consist of the following:

Computer equipment	$	119,313
		119,313
Less; accumulated depreciation and amortization		(119,313)
	$	-

5. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $100,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2020, the Company had net capital, as defined, of $1,820,089, which exceeded the required minimum net capital of $100,000 by $1,720,089. Aggregate indebtedness at December 31, 2020 totaled $716,011. The Company's percentage of aggregate indebtedness to net capital was 39.34%.

6. OFF-BALANCE-SHEET RISKS

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker, on a fully disclosed basis. All of the customers' money balances and security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company is obligated for any losses the clearing broker may sustain from carrying securities transactions introduced by the Company. The Company bears the risk of financial failure by its clearing broker-dealer. If the clearing broker-dealer should cease doing business, the Company's receivables from such clearing broker-dealer could be subject to forfeitures.

In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts introduced by the Company. The Company's financial instruments, including cash and cash equivalents, deposit with clearing broker, receivable from clearing broker, prepaids, other assets, and accounts payable and accrued expenses are carried at amounts that approximate fair value, due to the short term nature of the instruments.

7. RIGHT OF USE ASSET AND LEASE LIABILITY

The Company entered into a new sublease agreement of its main office for the five years ended April 30, 2023. In accordance with ASC 842, Leases, the Company classified the lease as an operating lease. The lease does not contain a renewal option but can be extended month to month at the end of the lease. The Company has reviewed and based the right of use asset and lease liabilities, primarily, on the present value of unpaid future minimum lease payments. In accordance with the guidance, the Company has a right of use asset of $276,748, offset by a lease liability of $276,748 on its balance sheet as of December 31, 2020. The present value of the existing operating lease was determined by using the incremental collateralized borrowing rate of January 1, 2020 of 7.0%.

A reconciliation of operating lease liabilities by minimum lease payments and discount amount by year, as of December 31, 2020, are as follows:

Year Ending December 31,	Lease	Discount Amount	Lease Liability
2021	132,000	17,989	114,011
2022	132,000	10,579	121,421
2023	44,000	2,684	41,316
	$ 308,000	$ 31,252	$ 276,748

8. COMMITMENTS AND CONTINGENCIES

Indemnifications
In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with them acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business.

8. **COMMITMENTS AND CONTINGENCIES** *(continued)*

The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Litigation
In the normal course of business activities, the Company is subject to inquiries or investigations and other various legal actions. These matters could result in legal settlements.

9. **RECENTLY ISSUED ACCOUNTYING PRONOUNCEMENTS**

The Company is subject to ongoing revisions to the GAAP standards in effect applicable to the preparation of its financial statements. The Company has either evaluated or is currently evaluating the impact of pending FASB pronouncements. The Company believes that these future standards will not have a material impact on its financial statements.

The Company adopted ASC 326, Financial Instruments – Credit Losses effective January 1, 2020. The adoption of this standard did not have a material impact on the Company.

As disclosed in Notes 2 and 7, the Company adopted ASC 842, Leases effective January 1, 2019.

10. **COVID - 19**

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International Concern" and on March 11, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate the spread of it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted to amongst other provisions, provide emergency assistance for individuals, families and businesses affected by the coronavirus pandemic.

It is unknown how long the adverse conditions associated with the coronavirus will last and what the complete financial effect will be to the company. To date, the Company is not experiencing any decline in revenues.